Exhibit 99.2

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com GFL ENVIRONMENTAL INC. Form of Proxy - Annual General Meeting to be held on May 18, 2022 01T95A This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 a.m., Eastern Time, on May 16, 2022. If the Annual General Meeting is adjourned or postponed, proxies submitted must be received not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

333469 01T96B Fold Fold AR1 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. MM / DD / YY Date Signature(s) 01. Patrick Dovigi For Withhold 04. Arun Nayar 02. Dino Chiesa For Withhold 05. Paolo Notarnicola 03. Violet Konkle For Withhold 06. Ven Poole 2. Appointment of Auditor Appointment of KPMG LLP as Auditor of the Company until the next Annual General Meeting and authorizing the Directors to fix their remuneration. For Withhold 3. Consideration of Company Approach to Executive Compensation Approval of advisory non-binding resolution on the Company’s approach to executive compensation. For Against 07. Blake Sumler 08. Raymond Svider 09. Jessica McDonald 1. Election of Directors I/We being holder(s) of securities of GFL Environmental Inc. (the “Company”) hereby appoint: Patrick Dovigi, President and Chief Executive Officer, or failing this person, Luke Pelosi, Executive Vice President and Chief Financial Officer (the “Management Nominees”) Appointment of Proxyholder OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held online at https:// web.lumiagm.com/477001722, Password: gfl2022, on May 18, 2022 at 10:00 a.m., Eastern Time, and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/GFL and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. ZGFQ